SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

FEMSA Delivers 9.4%
Operating Income Growth in 2Q08

Monterrey, Mexico, July 28, 2008 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) today announced its operational and financial results for the second quarter of 2008.

Second Quarter 2008 Highlights:

•  Consolidated total revenues grew 7.7% and income from operations 9.4%.

-      Operating leverage driven mainly by OXXO and Coca-Cola FEMSA.

•  Coca-Cola FEMSA total revenues and income from operations increased 6.7% and 8.9%, respectively.

-      Double-digit income from operations growth in its Latincentro and Mercosur divisions, combined with a stable performance in its Mexico division, drove these results.

•  FEMSA Cerveza total revenues increased 7.2% and income from operations grew 0.6%.

-      Sales volume grew 2.9% in Mexico, 4.4% in exports and a robust 12.8% in Brazil.

-      Top line growth offset continued raw material pressures and sustained marketing investments behind our brands across our operations, resulting in stable income from operations.

• OXXO continued its steady pace of strong growth and margin expansion.

-      Total revenues and income from operations increased 11.2% and 40.9%, respectively, delivering over 20% growth in income from operations for the ninth consecutive quarter, resulting in an operating margin expansion of 140 basis points to reach 6.5%.

José Antonio Fernández, Chairman and CEO of FEMSA, commented “During the second quarter we were again able to deliver consolidated operating income growth ahead of revenues in spite of an environment of sustained raw materials and inflationary pressures across our markets. These results highlight our team’s commitment to growth as well as the benefits of our balanced and diversified beverage platform. FEMSA Cerveza’s positive pricing trends in the key Mexican market, combined with contained administrative expenses, offset the continued pressure coming from grain prices and sustained marketing activity. During the quarter Coca-Cola FEMSA closed the acquisition of Remil, the new franchise territory in Brazil expanding its presence in this fast-growing market, and continued capturing the benefits of integrating Jugos del Valle into its platform. Meanwhile, OXXO opened 215 net new stores to reach 5,851 nationwide, picking up the pace of expansion and delivering strong bottom-line growth for the ninth consecutive quarter”.

FEMSA Consolidated

Beginning on January 1st 2008, in accordance to changes in the Mexican Financial Reporting Standards (Mexican FRS) related to inflation effects we discontinued inflation accounting for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. 2008 figures for these subsidiaries are therefore in nominal pesos. For the rest of our subsidiaries, Nicaragua, Costa Rica, Venezuela and Argentina, we will continue applying inflation accounting during 2008. For comparison purposes, the figures for 2007 have been restated in Mexican pesos with purchasing power as of December 31, 2007.

Total revenues increased 7.7% compared to 2Q07, to Ps. 40.569 billion. Coca-Cola FEMSA and OXXO together accounted for over 75% of the consolidated incremental revenue, and FEMSA Cerveza provided the balance.

For the first half of 2008, consolidated total revenues increased 8.2% to Ps. 76.857 billion.

Gross profit increased 8.9% compared to 2Q07 to Ps. 19.069 billion in 2Q08. Gross margin expanded 50 basis points over the same period in 2007 to 47.0% of total revenues, as a result of gross profit improvement at OXXO, a decline in sweetener costs at Coca-Cola FEMSA, and the appreciation of currencies in the countries in which we conduct our major operations against the US dollar as applied to our US dollar denominated raw materials. Together, these positive drivers more than offset cost pressure at FEMSA Cerveza.

For the first half of 2008, gross profit increased 10.0% to Ps. 35.412 billion. Gross margin increased 80 basis points compared to the same period in 2007 to 46.1% of total revenues. This expansion resulted primarily from a decline in sweetener costs at Coca-Cola FEMSA as well as a gross profit improvement at OXXO in spite of raw material pressure at FEMSA Cerveza.

Income from operations increased 9.4% to Ps. 5.847 billion in 2Q08 as compared to the same period in 2007. Operating margin increased by 20 basis points to 14.4%, driven by double-digit growth at OXXO and high single- digit growth at Coca-Cola FEMSA, with stable operating income at FEMSA Cerveza.

For the first half of 2008, income from operations increased 13.4% to Ps. 9.834 billion. Our consolidated operating margin year-to-date reached 12.8% as a percentage of total revenues, an improvement of 60 basis points as compared to the same period in 2007, driven by robust top-line growth combined with operating leverage achieved in all of our business units.

Net income increased 9.1% compared to 2Q07 to Ps. 3.494 billion in 2Q08, mainly driven by income from operations growth, gains on foreign exchange and on monetary position, which more than offset an increase in other expenses and a loss from derivative instruments. The integral cost of financing reflects the changes in the Mexican Financial Reporting Standards mainly on monetary position, as the inflationary adjustment is no longer applied to the vast majority of our liability position. During the quarter, the increase in other expenses resulted mainly from the payment by Coca-Cola FEMSA of certain fines imposed by the Mexican Antitrust Commission, as well as by the implementation of FEMSA Cerveza’s early retirement program. The effective tax rate remained stable at 27.6% in 2Q08 compared with 27.1% in 2Q07.

For the first half of 2008, net income increased 11.8% to Ps. 5.535 billion driven mainly by income from operations growth and gains on foreign exchange, which more than offset an increase in other expenses.

Net majority income increased 7.2% over 2Q07, resulting in Ps. 0.70 per FEMSA Unit1  in 2Q08. Net majority income per FEMSA ADS was US$ 0.68 for the quarter.

Capital expenditures increased 4.9% over 2Q07 to Ps. 2.846 billion in 2Q08, mainly reflecting increased investment in the beverage business units related to incremental capacity and distribution assets, as well as market-related investments.

[1]
FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2008 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

The consolidated balance sheet as of June 30, 2008, recorded a cash balance of Ps. 9.459 billion (US$ 918 billion), an increase of Ps. 167 million (US$ 16.2 million) compared to 2Q07. Short-term debt was Ps. 7.155 billion (US$ 694.4 million) and long-term debt was Ps. 34.620 billion (US$ 3.360 billion). Despite Coca-Cola FEMSA’s payment for the Remil acquisition, our net debt declined Ps. 1.888 billion (US$ 183.2 million) to Ps. 32.316 billion (US$ 3.136 billion), mainly driven by the payment of Ps. 1,250 million of certificados bursátiles and certain bank debt during the quarter.

Soft Drinks - Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release.

Beer - FEMSA Cerveza

Mexico sales volume increased 2.9% compared with 2Q07 to 7.456 million hectoliters in 2Q08. This increase shows demand resilience in light of price increases implemented earlier in the year as well as a negative impact due to the partial shift of Easter sales from April to March. Growth came primarily from the Tecate brand family and Indio. For the first half of 2008, Mexico sales volume increased 4.8% to 13.518 million hectoliters.

Brazil sales volume increased 12.8% over 2Q07 reaching 2.259 million hectoliters in 2Q08. This growth was largely driven by strong growth across our product portfolio, with Sol and Heineken showing positive trends. For the first half of 2008, Brazil sales volume increased 7.5% to 4.665 million hectoliters.

Export sales volume increased 4.4% compared with 2Q07 to 1.009 million hectoliters in 2Q08 despite a 27.1% comparable growth in the second quarter of 2007. The increase was mainly driven by our Dos Equis and Tecate brands in the U.S. as well as by Sol in other key markets. For the first half of 2008, export sales volume increased 7.8% to 1.778 million hectoliters.

Total revenues increased 7.2% over 2Q07 to Ps. 11.135 billion in 2Q08; volume growth and higher average price per hectoliter mainly in Mexico, drove these results. Mexican beer sales represented 76.4% of total beer revenues, while Brazil and Export beer sales reached 14.0% and 9.6% of total beer revenues, respectively.

Mexico price per hectoliter increased 4.8% over 2Q07 to Ps. 1,056.6 in 2Q08, resulting from price increases implemented during the first quarter as well as from the positive pricing effect of incremental domestic volume brought under direct distribution, which now stands at 89% of our total domestic volume. Brazil price per hectoliter increased 2.3% compared to the same period of 2007 to Ps. 637.4, due to price increases implemented late in the first quarter and continued in the second quarter of 2008. The strong peso versus the US dollar, combined with a slight 0.5% decline in US dollar terms due to changes in product mix, resulted in a 7.5% decline in the average export price per hectoliter to Ps. 977.7 in 2Q08 as compared with 2Q07.

For the first half of 2008, total revenues increased 7.0% to Ps. 20.246 billion mainly driven by a 7.3% increase in beer revenues. Mexican beer revenues reached 75.5% of total beer revenues, up from 74.9% in the comparable period in 2007. Brazil beer revenues represented 15.1% of total beer revenues, in line with the same period of 2007. Export beer revenues were 9.4% of total beer revenues, down from 10.0% in the comparable period in 2007.

Cost of sales increased 9.5% compared with 2Q07 to Ps. 4.929 billion in 2Q08, resulting from raw materials pressure, particularly grains in Brazil and Mexico. Raw materials pressure was partially offset by the appreciation of the Brazilian Real as applied to our dollar-denominated costs, as well as by operating efficiencies resulting in a 5.5% gross profit increase over 2Q07 to Ps. 6.206 billion in 2Q08. However, FEMSA Cerveza’s gross margin contracted from 56.6% in 2Q07 to 55.7% in 2Q08.

For the first half of 2008, cost of sales increased 8.0% to Ps. 9.217 billion. Gross margin year-to-date contracted by 40 basis points to 54.5% of total revenues.

Income from operations increased 0.6% compared to 2Q07 to Ps. 1,752 million in 2Q08. This moderate increase was driven by top-line growth combined with a decline in administrative expenses as our capitalized investments in the ERP system have been fully amortized, which offset the cost pressure experienced during the quarter and the increase in selling expenses. Operating expenses increased 7.6% over 2Q07 to Ps. 4.454 billion driven by a sustained level of marketing investment behind our brands and at the point of sale, as well as by operating expenses resulting from the incremental volumes that we brought under our direct distribution network.

For the first half of 2008, income from operations increased 8.4% to Ps. 2.425 billion, reaching 12.0% of total revenues, 20 basis points above the comparable period of 2007.

OXXO Stores - FEMSA Comercio

Total revenues increased 11.2% over 2Q07 to Ps. 11.968 billion in 2Q08 mainly driven by the opening of 215 net new OXXO stores in the quarter and a total increase of 754 net new stores in the last twelve months, with stable same-store sales. As of June 30, 2008, there were a total of 5,851 OXXO’s in Mexico, well on track to meet the objective for the year. Same-store sales increased an average of 0.3% for the quarter over 2Q07, combining a 14.3% increase in store traffic with a 12.1% decline in the average customer ticket. As was the case in 1Q08, ticket and traffic dynamics reflect the mix shift from prepaid wireless phone cards to the sale of electronic air-time, for which only the margin is recorded, not the full amount of the air-time recharge. On a comparable basis excluding this change, the average ticket would have grown in the low single digits in 2Q08.

For the first half of 2008, total revenues increased 13.6% to Ps. 22.655 billion. OXXO same-store sales increased an average of 2.6%.

Gross profit increased by 23.2% in 2Q08 compared to 2Q07, a 300 basis point gross margin expansion reaching 30.2% of total revenues. This improvement was partially driven by the shift towards electronic air-time recharges as described above, as well as by better pricing strategies and improved commercial terms with our supplier partners. As in past quarters, the margin increase was helped by growth coming from higher-margin categories such as ready-to-drink coffee, alternative beverages, juices and water, among others. For the first half of 2008, OXXO gross margin expanded by 200 basis points to 28.9%.

Income from operations increased 40.9% over 2Q07 to Ps. 772 million in 2Q08. Operating expenses increased 19.1% to Ps. 2,837 million, mainly driven by incremental selling expenses such as higher energy costs at the store level, and by the initial expenses related to the strengthening of OXXO’s organizational structure. Operating margin expanded 140 basis points over 2Q07 reaching 6.5%, as the strong expansion of the gross margin more than offset the increase in operating expenses.

For the first half of 2008, income from operations increased 40.4% to Ps. 1.143 billion, resulting in an operating margin of 5.0%, a 90 basis point expansion from the prior year.

Recent Developments

Coca-Cola FEMSA Acquires Remil for US$364.1 Million
During the second quarter 2008, Coca-Cola FEMSA announced that it closed the transaction with The Coca-Cola Company to acquire its Refrigerantes Minas Gerais Ltda. “Remil” franchise territory in Brazil. The aggregate value of this transaction was US$364.1 million dollars. This transaction reinforces Coca-Cola FEMSA’s strategy to grow in one of the most dynamic economic regions in the world. As of June 2008, Coca-Cola FEMSA is including one month of the Remil operations in Mercosur division results.

CONFERENCE CALL INFORMATION:

Our Second Quarter 2008 Conference Call will be held on: Monday July 28, 2008, 11:00 AM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (1-866) 454-4208, International: (1-913) 312-6672. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call replay will be available through August 4, 2008; dialing Domestic US: (1-888) 203-1112, International: (1-719) 457-0820 using passcode: 4903620. Additionally, the conference call audio will be available on http://ir.femsa.com/results.cfm

We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A.B. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at June 30, 2008, which was 10.3035 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

FEMSA

Consolidated Income Statement
For the second quarter of:
Millions of Pesos

	For the second quarter of:					For the six months of:
	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Total revenues	40,569	100.0	37,676	100.0	7.7	76,857	100.0	71,065	100.0	8.2
Cost of sales	21,500	53.0	20,169	53.5	6.6	41,445	53.9	38,858	54.7	6.7
Gross profit	19,069	47.0	17,507	46.5	8.9	35,412	46.1	32,207	45.3	10.0
Administrative expenses	2,315	5.7	2,300	6.1	0.7	4,555	5.9	4,468	6.3	1.9
Selling expenses	10,907	26.9	9,863	26.2	10.6	21,023	27.4	19,066	26.8	10.3
Operating expenses	13,222	32.6	12,163	32.3	8.7	25,578	33.3	23,534	33.1	8.7
Income from operations	5,847	14.4	5,344	14.2	9.4	9,834	12.8	8,673	12.2	13.4
Other expenses	(535)		(340)		57.4	(856)		(548)		56.2
Interest expense	(1,240)		(1,312)		(5.5)	(2,433)		(2,452)		(0.8)
Interest income	199		210		(5.2)	377		400		(5.8)
Interest expense, net	(1,041)		(1,102)		(5.5)	(2,056)		(2,052)		0.2
Foreign exchange (loss) gain	558		353		58.1	669		366		82.8
Gain on monetary position	147		48		N.S.	258		427		(39.6)
Unhedged derivative instrument
loss	(152)		92		N.S.	(29)		64		N.S.
Integral result of financing	(488)		(609)		(19.9)	(1,158)		(1,195)		(3.1)
Income before income tax	4,824		4,395		9.8	7,820		6,930		12.8
Income tax	(1,330)		(1,193)		11.5	(2,285)		(1,978)		15.5
Net income	3,494		3,202		9.1	5,535		4,952		11.8
Net majority income	2,496		2,329		7.2	3,791		3,471		9.2
Net minority income	998		873		14.3	1,744		1,481		17.8
(A) Average Mexican Pesos of 2008.
(B) Constant Mexican Pesos as of Decmber 31, 2007

EBITDA & CAPEX
Income from operations	5,847	14.4	5,344	14.2	9.4	9,834	12.8	8,673	12.2	13.4
Depreciation	1,195	2.9	1,055	2.8	13.3	2,362	3.1	2,117	3	11.6
Amortization & other	981	2.5	1,017	2.7	(3.5)	1,972	2.5	1,934	2.7	2.0
EBITDA	8,023	19.8	7,416	19.7	8.2	14,168	18.4	12,724	17.9	11.3
CAPEX	2,846		2,714		4.9	4,817		4,618		4.3

FINANCIAL RATIOS	2008		2007		Var. p.p.
Liquidity(1)	1.12		1.10		0.02
Interest coverage(2)	7.71		6.73		0.98
Leverage(3)	0.83		0.94		(0.11)
Capitalization(4)	32.40%		36.74%		(4.34)
(1) Total current assets / total current liabilities.
(2) Income from operations + depreciation + amortization & other / interest expense, net.
(3) Total liabilities / total stockholders' equity.
(4) Total debt / long-term debt + stockholders' equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.

FEMSA

Consolidated Balance Sheet
As of June 30:
Millions of Pesos

ASSETS	2008 (A)	2007 (B)	% Increase
Cash and cash equivalents	9,459	9,292	1.8
Accounts receivable	8,887	7,007	26.8
Inventories	11,554	9,430	22.5
Prepaid expenses and other	5,608	3,892	44.1
Total current assets	35,508	29,621	19.9
Property, plant and equipment, net	56,189	53,178	5.7
Intangible assets(1)	62,698	59,596	5.2
Deferred assets	9,598	9,260	3.7
Other assets	8,309	6,495	27.9
TOTAL ASSETS	172,302	158,150	8.9

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	2,493	4,623	(46.1)
Current maturities long-term debt	4,662	2,108	N.S.
Interest payable	406	469	(13.4)
Operating liabilities	24,173	19,828	21.9
Total current liabilities	31,734	27,028	17.4
Long-term debt (2)	34,620	36,765	(5.8)
Deferred income taxes	3,609	4,370	(17.4)
Labor liabilities	2,495	3,357	(25.7)
Other liabilities	5,532	4,992	10.8
Total liabilities	77,990	76,512	1.9
Total stockholders’ equity	94,312	81,638	15.5
LIABILITIES AND STOCKHOLDERS’ EQUITY	172,302	158,150	8.9
(1) Includes mainly the intangible assets generated by acquisitions.
(A) Mexican Pesos for the end of 2008.
(B) Constant Mexican Pesos as of Decmber 31, 2007
(2) Includes the effect of derivative financial instruments on long-term debt.

	June 30, 2008
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	33,203	79.5%	9.0%
Dollars	7,166	17.2%	5.4%
Argentinan pesos	490	1.2%	15.6%
Venezuelan bolivars	534	1.2%	26.6%
Brazilian Reals	382	0.9%	11.9%
Total debt	41,775	100.0%	8.7%

Fixed rate(1)	29,364	70.3%
Variable rate(1)	12,411	29.7%

% of Total Debt	2008	2009	2010	2011	2012	2013	2014+
DEBT MATURITY PROFILE	14.7%	14.1%	7.2%	10.7%	19.6%	17.7%	16.0%
(1) Includes the effect of interest rate swaps.

Coca-Cola FEMSA

Results of Operations
For the second quarter of:
Millions of Pesos

	For the second quarter of:					For the six months of:
	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Total revenues	18,544	100.0	17,372	100.0	6.7	35,864	100.0	33,595	100.0	6.8
Cost of sales	9,598	51.8	9,066	52.2	5.9	18,625	51.9	17,739	52.8	5.0
Gross profit	8,946	48.2	8,306	47.8	7.7	17,239	48.1	15,856	47.2	8.7
Administrative expenses	947	5.1	918	5.3	3.2	1,861	5.2	1,753	5.2	6.2
Selling expenses	4,830	26.0	4,479	25.8	7.8	9,386	26.2	8,749	26.1	7.3
Operating expenses	5,777	31.1	5,397	31.1	7.0	11,247	31.4	10,502	31.3	7.1
Income from operations	3,169	17.1	2,909	16.7	8.9	5,992	16.7	5,354	15.9	11.9
Depreciation	450	2.4	410	2.4	9.8	886	2.5	818	2.4	8.3
Amortization & other	300	1.6	330	1.9	(9.1)	618	1.7	670	2.1	(7.8)
EBITDA	3,919	21.1	3,649	21.0	7.4	7,496	20.9	6,842	20.4	9.6
Capital expenditures	663		800		(17.1)	1,184		1,367		(13.4)
(A) Average Mexican Pesos of 2008.
(B) Constant Mexican Pesos as of Decmber 31, 2007

Sales volumes
(Millions of unit cases)
Mexico	308.9	55.9	300.4	28.1	2.8	573.0	53.4	552.1	53.4	3.8
Latincentro	129.5	23.4	131.0	12.2	(1.2)	259.7	24.3	259.6	25.1	0.0
Mercosur	114.5	20.7	104.5	9.8	9.6	237.9	22.2	223.0	21.5	6.7
Total	552.9	100.0	535.9	50.1	3.2	1,070.6	99.9	1,034.7	100.0	3.5

FEMSA Cerveza

Results of Operations
For the second quarter of:
Millions of Pesos

	For the second quarter of:					For the six months of:
	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Sales:
Mexico	7,878	70.7	7,304	70.3	7.9	14,070	69.5	13,014	68.8	8.1
Brazil	1,440	12.9	1,248	12.0	15.4	2,818	13.9	2,629	13.9	7.2
Export	987	8.9	1,022	9.9	(3.4)	1,751	8.7	1,732	9.2	1.1
Beer sales	10,305	92.5	9,574	92.2	7.6	18,639	92.1	17,375	91.9	7.3
Other revenues	830	7.5	809	7.8	2.6	1,607	7.9	1,539	8.1	4.4
Total revenues	11,135	100.0	10,383	100.0	7.2	20,246	100.0	18,914	100.0	7.0
Cost of sales	4,929	44.3	4,502	43.4	9.5	9,217	45.5	8,532	45.1	8.0
Gross profit	6,206	55.7	5,881	56.6	5.5	11,029	54.5	10,382	54.9	6.2
Administrative expenses	1,040	9.3	1,077	10.4	(3.4)	2,038	10.1	2,126	11.2	(4.1)
Selling expenses	3,414	30.7	3,062	29.4	11.5	6,566	32.4	6,018	31.9	9.1
Operating expenses	4,454	40.0	4,139	39.8	7.6	8,604	42.5	8,144	43.1	5.6
Income from operations	1,752	15.7	1,742	16.8	0.6	2,425	12.0	2,238	11.8	8.4
Depreciation	422	3.8	401	3.9	5.2	838	4.1	822	4.3	1.9
Amortization & other	674	6.1	648	6.2	4.0	1,334	6.6	1,205	6.4	10.7
EBITDA	2,848	25.6	2,791	26.9	2.0	4,597	22.7	4,265	22.5	7.8
Capital expenditures	1,519		1,356		12.0	2,579		2,265		13.9
(A) Average Mexican Pesos of 2008.
(B) Constant Mexican Pesos as of Decmber 31, 2007

Sales volumes
(Thousand hectoliters)
Mexico	7,455.9	69.6	7,246.1	70.9	2.9	13,518.0	67.7	12,904.2	68.3	4.8
Brazil	2,259.3	21.1	2,003.7	19.6	12.8	4,665.0	23.4	4,341.1	23.0	7.5
Exports	1,009.5	9.4	967.2	9.5	4.4	1,778.3	8.9	1,650.2	8.7	7.8
Total	10,724.7	100.0	10,217.0	100.0	5.0	19,961.3	100.0	18,895.5	100.0	5.6

Price per hectoliter
Mexico	1,056.6		1,008.0		4.8	1,040.8		1,008.5		3.2
Brazil	637.4		622.8		2.3	604.1		605.6		(0.3)
Exports	977.7		1,056.7		(7.5)	984.6		1,049.6		(6.2)
Total	960.9		937.1		2.5	933.8		919.5		1.5

FEMSA Comercio

Results of Operations
For the second quarter of:
Millions of Pesos

	For the second quarter of:					For the six months of:
	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Total revenues	11,968	100.0	10,760	100.0	11.2	22,655	100.0	19,943	100.0	13.6
Cost of sales	8,359	69.8	7,830	72.8	6.8	16,099	71.1	14,571	73.1	10.5
Gross profit	3,609	30.2	2,930	27.2	23.2	6,556	28.9	5,372	26.9	22.0
Administrative expenses	212	1.8	184	1.7	15.2	416	1.8	378	1.9	10.1
Selling expenses	2,625	21.9	2,198	20.4	19.4	4,997	22.1	4,180	20.9	19.5
Operating expenses	2,837	23.7	2,382	22.1	19.1	5,413	23.9	4,558	22.8	18.8
Income from operations	772	6.5	548	5.1	40.9	1,143	5.0	814	4.1	40.4
Depreciation	162	1.4	132	1.2	22.7	319	1.4	258	1.3	23.6
Amortization & other	107	0.8	106	1.0	0.9	219	1.0	213	1.0	2.8
EBITDA	1,041	8.7	786	7.3	32.4	1,681	7.4	1,285	6.4	30.8
Capital expenditures	630		494		27.5	998		885		12.8
(A) Average Mexican Pesos of 2008.
(B) Constant Mexican Pesos as of Decmber 31, 2007

Information of Convenience Stores
Total stores						5,851		5,097		14.8
Net new convenience stores	215		159		35.2	754		731		3.1
Same store data: (1)
Sales (thousands of pesos)	664.2		662.4		0.3	638.3		621.9		2.6
Traffic	25.6		22.4		14.3	24.2		21.2		14.2
Ticket	26.0		29.6		(12.1)	26.4		29.4		(10.1)
(1) Monthly average information per store, considering same stores with at least 13 months of operations.

FEMSA

Macroeconomic Information

				Exchange Rate
	Inflation			as of June 30, 2008		as of June 30, 2007
		June 07 -	December 07 -
	2Q 2008	June 08	June 08	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	0.53%	5.25%	2.03%	10.28	1.0000	10.79	1.0000
Colombia	2.52%	7.18%	5.64%	1,923.02	0.0053	1,960.61	0.0055
Venezuela	7.47%	30.75%	15.95%	2.15	4.7833	2.10	5.1393
Brazil	2.53%	7.28%	3.68%	1.59	6.4603	1.93	5.6031
Argentina	2.04%	9.27%	4.94%	3.03	3.3997	3.09	3.4894

2008 SECOND-QUARTER AND FIRST SIX MONTHS RESULTS

	Second Quarter			YTD
	2008	2007	Δ%	2008	2007	Δ%
Total Revenues	18,544	17,372	6.7%	35,864	33,595	6.8%
Gross Profit	8,946	8,306	7.7%	17,239	15,856	8.7%
Operating Income	3,169	2,909	8.9%	5,992	5,354	11.9%
Majority Net Income	1,844	1,775	3.9%	3,444	3,042	13.2%
EBITDA(1)	3,919	3,659	7.1%	7,496	6,862	9.2%

Net Debt (2)	13,679	11,374	20.3%

EBITDA (1) / Interest Expense	6.62	5.77
Earnings per Share	1.00	0.96
Capitalization(3)	27.4%	29.2%

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007
(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges.
See reconciliation table on page 10 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) Total debt / (long-term debt + stockholders' equity)

•     Total revenues reached Ps. 18,544 million in the second quarter of 2008, an increase of 6.7% compared to the second quarter of 2007; excluding the positive effect of one month of Refrigerantes Minas Gerais (“Remil”), total revenues would have increased 4.6% compared to the second quarter of 2007.
•     Driven by double digit operating income growth from our Latincentro and Mercosur divisions, combined with a cost and expense control across our territories, consolidated operating income increased 8.9% to Ps. 3,169 million for the second quarter of 2008. Without giving effect to the acquisition of Remil, operating income would have increased 7.9% to Ps. 3,138 million and our operating margin would have been 17.3% for the second quarter of 2008.
•     Consolidated majority net income increased 3.9% to Ps. 1,844 million in the second quarter of 2008, resulting in earnings per share of Ps. 1.00 in the second quarter of 2008. Excluding non-recurring expenses recorded in our Mexico division during the quarter, consolidated majority net income grew 10.8%.

Mexico City (July 23, 2008), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the second quarter of 2008.

"Supported by our execution across our territories and our ability to keep costs under control, we were able to increase operating income for the second quarter, despite one-time events such as unusually bad weather in Mexico in June and operating disruptions in Venezuela. Also, during the second quarter of 2008, we have closed the acquisition of The Coca-Cola Company's Refrigerantes Minas Gerais Ltda. ("Remil") franchise territory. This transaction will enable us to increase the number of clients and customers that we serve in Brazil through a complete and balanced portfolio of high-quality beverages. Through our joint venture, with The Coca-Cola Company, we continued to distribute Jugos del Valle beverages in Mexico as planned, and also began to distribute these products in Costa Rica." said Carlos Salazar Lomelin, Chief Executive Officer of the company.

CONSOLIDATED RESULTS

Until December 31, 2007, we applied inflationary accounting for all of our operations. Beginning January 1, 2008, in accordance with changes in the Mexican Financial Reporting Standards related to inflation effects, we discontinued inflation accounting for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. For the rest of our subsidiaries (Argentina, Venezuela, Costa Rica and Nicaragua) we will continue applying the inflationary accounting method. The figures for 2007 are stated in Mexican pesos with purchasing power at December 31, 2007 (instead of being restated as of June 30, 2008 as would have been the case under the previous methodology) taking into account local inflation of each country with reference to the consumer price index and converted from local currency to Mexican pesos using the official exchange rate of December 31, 2007 published by the local central bank of each country.

Beginning with the first quarter of 2008, we have decided to align our quarterly disclosure based on the way we manage the business. We have regrouped our operations into three divisions: (i) Mexico division, (ii) Latincentro division, which is comprised of the territories we operate in Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama, and (iii) Mercosur division, which is comprised of the territories we operate in Brazil and Argentina.

Our consolidated total revenues increased 6.7% to Ps. 18,544 million in the second quarter of 2008, compared to the second quarter of 2007, as a result of increases in our Mexico and Mercosur divisions, including the consolidation of one month of the recently acquired Refrigerantes Minas Gerais, Ltda. (“Remil”). Our consolidated average price per unit case increased 2.5% to Ps. 32.69 (US$ 3.17) in the second quarter of 2008 as compared to the same period of 2007, as a result of higher average prices in all of our divisions.

Total sales volume increased 3.2% to 552.9 million unit cases in the second quarter of 2008 as compared to the same period of 2007; excluding Remil, total sales volume increased 1.8% mainly driven by incremental volumes from the bottled water business and still beverages. Sparkling beverages sales volume increased 1.2% on a consolidated basis during the quarter, although this number would have been flat without the effect of the inclusion of Remil. Bottled water, including bulk water, grew 6.6% representing 50% of the incremental volume in the quarter, and still beverages sales volume grew more than 50%, representing the balance, mainly driven by incremental volumes from the Jugos del Valle brand in our Mexico and Latincentro divisions.

Our gross profit increased 7.7% to Ps. 8,946 million in the second quarter of 2008, compared to the second quarter of 2007, driven by increases in all of our divisions and the inclusion of Remil in the 2008 period, with the Mercosur division contributing the majority of the growth. Gross margin reached 48.2% in the second quarter of 2008 from 47.8% in the same period of 2007. Lower sweetener costs in our Mexico and Mercosur divisions, combined with the appreciation of some of the local currencies applied to our U.S. denominated raw materials costs allowed us to expand gross margin by 40 basis points.

Our consolidated operating income increased 8.9% to Ps. 3,169 million in the second quarter of 2008, mainly driven by double-digit operating income growth in our Latincentro and Mercosur divisions. Our operating margin was 17.1% in the second quarter of 2008, an improvement of 40 basis points. Higher revenues, lower sweetener cost in our main operations in conjunction with our ability to tighten our consolidated expenses contributed to this growth. Excluding Remil, operating margin was 17.3%.

During the second quarter of 2008, we recorded non-recurring expenses related to one-time events; these expenses were allocated on the other expenses line in our consolidated income statement. In compliance with Mexican antitrust authorities, we recorded fines related to events brought in prior periods in the amount of Ps.126 million. In addition, we reclassified fixed costs related to disruptions in our Venezuelan operations into this line in the amount of Ps. 50 million which was classified as incidental cost.

Our integral result of financing in the second quarter of 2008 recorded an expense of Ps. 51 million as compared to an expense of Ps. 185 million in the same period of 2007, mainly due to a more favorable monetary position driven by non-inflationary accounting applied to certain divisions of our business, combined with lower interest expenses.

During the second quarter of 2008, income tax, as a percentage of income before taxes, was 28.3%, compared to 26.0% in the same quarter of 2007. This difference was driven mainly by tax credits applied during the second quarter of 2007, which reduced the tax base.

Our consolidated majority net income increased by 3.9% to Ps. 1,844 million in the second quarter of 2008 compared to the second quarter of 2007, driven by an increase in our operating income in conjunction with lower integral result of financing recorded this quarter compared to the second quarter of 2007. Earnings per share (EPS) were Ps. 1.00 (US$ 0.97 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares). Excluding one-time charges recorded in our Mexico division, consolidated majority net income grew 10.8%.

BALANCE SHEET

As of June 30, 2008, Coca-Cola FEMSA had a cash balance of Ps. 4,965 million (US$ 481 million), a decrease of Ps. 2,577 million (US$ 250 million), compared to December 31, 2007, mainly as a result of cash used in the Remil acquisition.

Total short-term bank debt, was Ps. 4,237 million (US$ 411 million) and long-term debt was Ps. 14,407 million (US$ 1,398 million). Total debt decreased Ps. 272 million (1) (US$ 26 million) compared with year end 2007. Net debt increased approximately Ps. 2,305 million (US$ 224 million) compared to year end 2007, mainly as a result of cash we generated from our operations and resources we used in the Remil acquisition.

The weighted average cost of debt for the quarter was 7.91%. The following charts sets forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2008:

Currency	% Total Debt(1)	% Interest Rate
		Floating(1)
Mexican pesos	53.1%	34.9%
U.S. dollars	40.4%	58.8%
Venezuelan bolivars	3.0%	40.3%
Argentine pesos	2.7%	0.0%
Brazilian reais	0.8%	0.0%

(1) After giving effect to cross-currency and interest rate swaps.

Debt maturity profile

Maturity Date	2008	2009	2010	2011	2012	2013 +
% of Total Debt	17.0%	22.5%	5.8%	0.4%	20.7%	33.7%

Consolidated Cash Flow
Expressed in million of Mexican pesos (PS.) and U.S. dollars (USD) as of June 30, 2008
	Jan - Jun 2008
	Ps.	USD
Consolidated Net Income	3,542	344
Non cash charges to net income	(1,116)	(108)
	2,426	236
Change in working capital	(1,228)	(120)
Resources Generated by Operating Activities	1,198	116
Total Investments	(1,568)	(152)
Dividends paid	(945)	(92)
Debt decrease and interest paid	(1,193)	(116)
Increase in cash and cash equivalents	(2,508)	(244)
Cahs and cash equivalents at begining of period	7,542	732
Translation Effect	(68)	(7)
Cash and cash equivalents at end of period	4,965	481

The difference between the reduction in debt of the balance sheet and the debt decrease in nominal terms presented in the cash flow is related to the inflation effect and foreign exchange impact, presented separately in accordance to changes with the Mexican Financial Reporting Standards related to cash flow.

MEXICO DIVISION OPERATING RESULTS

In November 2007, Coca-Cola FEMSA together with The Coca-Cola Company and the rest of the bottlers in Mexico acquired 100% of Jugos de Valle S.A.B de C.V. As of February 2008, we are distributing the Jugos del Valle portfolio in our Mexico division through the traditional channel. Volume, average price per unit case, cost of goods sold and some operating expenses related to these products are recorded in our consolidated and Mexico division operating results. We do not expect to capture any profits from this line of business during 2008.

Revenues

Total revenues from our Mexico division increased 3.2% to Ps. 9,047 million in the second quarter of 2008, as compared to the same period of the previous year. Incremental volumes accounted for the majority of the incremental revenues during the quarter. Average price per unit case remained stable at Ps. 29.20 (US$ 2.83), as compared to the second quarter of 2007, reflecting higher average price per unit case from the Jugos del Valle portfolio, which partially compensated for lower volumes in sparkling beverages. Excluding bulk water under the brand Ciel, our average price per unit case was Ps. 34.41 (US$ 3.34), a 0.8% increase as compared to the same period of 2007.

Total sales volume increased 2.8% to 308.9 million unit cases in the second quarter of 2008, as compared to the second quarter of 2007, resulting from (i) more than 8% volume growth in our bottled water business and (ii) incremental volumes in the still beverage category driven by the Jugos del Valle product line, which more than compensated for a slight sales volume decline in sparkling beverages.

Operating Income

Our gross profit increased by 2.6% to Ps. 4,656 million in the second quarter of 2008 as compared to the same period of 2007 as a result of lower cost of sweeteners year-over-year which more than compensated for higher costs of PET combined with the second stage of the previously announced concentrate increase. Gross margin decreased from 51.8% in the second quarter of 2007 to 51.5% in the same period of 2008, resulting from higher costs from the Jugos del Valle portfolio, as expected this year.

Operating income increased 0.8% to Ps. 1,858 million in the second quarter of 2008, as compared to Ps. 1,844 million in the same period of 2007, as a result of higher revenues and tight controlled operating expenses. Our operating margin was 20.5% in the second quarter of 2008, a decrease of 50 basis points as compared to the same period of 2007.

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

As of May 2008, Coca-Cola FEMSA is distributing the Jugos del Valle portfolio in Costa Rica. Volume, average price per unit case, cost of goods sold and some operating expenses related to these products are recorded in our consolidated and Latincentro division operating results.

Revenues

Total revenues reached Ps. 5,286 million in the second quarter of 2008, remaining stable as compared to the same period of 2007. An increase of 1.3% in the average price per unit case compensated for lower Latincentro division consolidated volumes. Average price per unit case increased to Ps. 40.80 (US$ 3.96) in the second quarter of 2008, as compared to the second quarter of 2007, as a result of higher pricing implemented during the quarter in the majority of our territories in the Latincentro division in addition to a positive currency impact.

Total sales volume in our Latincentro division declined 1.1% to 129.5 million unit cases in the second quarter of 2008, as compared to the same period of 2007. Volume decline was driven by operating disruptions in Venezuela and a more competitive environment in Colombia, which were partially compensated by incremental volumes from Central America.

Operating Income

Gross profit reached Ps. 2,434 million, an increase of 3.6% in the second quarter of 2008, as compared to the same period of 2007, driven by (i) lower sweetener costs in our Colombian operation, (ii) the yearly appreciation of some local currencies as applied to our U.S. dollar-denominated raw material costs, and (iii) lower cost of sales in Venezuela due to operating disruptions.(1) Gross margin increased from 44.5% in the second quarter of 2007 to 46.0% in the same period of 2008, an increase of 150 basis points.

Our operating income increased 18.9% to Ps. 747 million in the second quarter of 2008, as compared to the second quarter of 2007 as a result of lower costs of sales and a tight control of operating expenses. Our operating margin reached 14.1% in the second quarter of 2008, expanding 220 basis points as compared to the same period of 2007.

(1) We recorded in the other expense line of our consolidated income statement Ps. 50 million of non-recurrent fixed costs related to the operating disruptions in Venezuela during the second quarter of 2008.

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

As of June 2008, Coca-Cola FEMSA is including one month of the Remil operations in its Mercosur division. Volume and average price per unit case exclude beer results.

Revenues

Net revenues increased 25.8% to Ps. 4,160 million in the second quarter of 2008, as compared to the same period of 2007. Excluding beer, net revenues increased 23.2% to Ps. 3,771 million in the second quarter of 2008, as compared to the same period of 2007, mainly driven by higher average price per unit case implemented during the quarter. Average price per unit case, excluding beer, increased 12.4% to Ps. 32.93 (US$ 3.20) during the second quarter of 2008. Excluding Remil and beer, net revenues increased 12.7% reaching Ps. 3,451 million. Total revenues from beer in Brazil were Ps. 389 million in the second quarter of 2008, including Remil.

Sales volume, excluding beer, increased 9.6% to 114.5 million unit cases in the second quarter of 2008, as compared to the second quarter of 2007. Sales volume, excluding Remil and beer increased 2.4% to reach 107.0 million unit cases. Sparkling beverages sales volume growth, excluding Remil, accounted for more than 70% of the incremental volumes, mainly driven by Coca-Cola brand and the strong performance of Coca-Cola Zero. Bottled water and still beverages provided the balance. Argentina contributed the majority of the growth during the quarter, excluding Remil.

Operating Income

In the second quarter of 2008, our gross profit increased 30.9% to Ps. 1,856 million, as compared to the same period of the previous year. Our Mercosur gross margin improved 140 basis points to 44.1% in the second quarter of 2008. Excluding Remil, our gross profit increased 19.7% driven by (i) higher revenues across our territories, (ii) lower sweetener costs in Brazil, and (iii) the appreciation of the Brazilian real as applied to our US denominated raw material costs; that more than compensated for higher resin and high fructose corn syrup cost in Argentina.

Operating income increased 29.1% reaching Ps. 564 million in the second quarter of 2008, as compared to Ps. 437 million in the same period of 2007. Our operating margin was 13.4% in the second quarter of 2008, an increase of 20 basis points as compared to the second quarter of 2007. Operating income, excluding Remil, grew 22.0% reaching Ps. 533 million due to an expansion in gross margin that compensated for higher expenses relating to (i) an increase in sales force to strengthen our presence and execution in certain retail segments in Brazil, (ii) higher expenses related to expansion in our cooler coverage and renewal of our distribution fleet in Brazil, and (iii) higher labor costs in Argentina.

SUMMARY OF SIX-MONTH RESULTS

Our consolidated total revenues increased 6.8% to Ps. 35,864 million in the first half of 2008, as compared to the first half of 2007, as a result of growth in all of our divisions; Mexico and Mercosur divisions represented the majority of this growth. Excluding Remil, our consolidated total revenues increased 5.6% to Ps. 35,483 million. Consolidated average price per unit case increased 2.5% to Ps. 32.66 (US$ 3.17) in the first half of 2008. Higher average prices per unit case in sparkling beverages, mainly in our Mercosur division, combined with the integration of the Jugos del Valle line of business in our Mexico division, which more than off-set incremental volumes from jug water in Mexico, which carry lower average unit price per unit case.

Total sales volume increased 3.5% to 1,070.6 million unit cases in the first half of 2008, as compared to the same period of the previous year. Sales volume growth in our Mexico and Mercosur divisions accounted for the majority of our incremental volumes. Sparkling beverages sales volume accounted for more than half of incremental volumes and our water business and still beverages represented the balance. Excluding Remil, total sales volume increased 2.7% to reach 1,063.1 million unit cases.

Our gross profit increased 8.7% to Ps. 17,239 million in the first half of 2008, as compared to the first half of the previous year, driven by gross profit growth across all of our divisions. Gross margin increased to 48.1% during the first half of 2008 from 47.2% in the first half of 2007, due to lower cost of sugar in our main operations and the appreciation of some local currencies as applied to our US dollar denominated raw material costs.

Our consolidated operating income increased 11.9% to Ps. 5,992 million in the first half of 2008, as compared to the first half of 2007. Our Latincentro and Mercosur divisions accounted for almost 80% of this growth and our Mexico division represented the balance. Our operating margin improved 80 basis points to 16.7% in the first half of 2008, mainly driven by the improved operating leverage that resulted from higher revenues and a controlled cost and expense structure.

Our consolidated majority net income was Ps. 3,444 million in the first half of 2008 an increase of 13.2% compared to the first half of 2007, due to higher operating income combined with lower integral result of financing mainly driven by the appreciation of the Mexican peso as applied to our dollar denominated net liabilities. EPS were Ps. 1.87 (US$ 1.81 per ADR) in the first half of 2008, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares). Excluding one-time charges recorded in our Mexico division in the second quarter, consolidated majority net income grew 17.3%.

RECENT DEVELOPMENTS

•
On July 17, 2008 Coca-Cola FEMSA closed the transaction to acquire the “Agua de los Angeles” jug water business in the Valley of Mexico. Subsequently, this business will be merged into our current jug water business under the brand Ciel. Agua de los Angeles jug water business in the Valley of Mexico, recorded revenues of approximately Ps. $146 million in 2007 and sold approximately 21 million unit cases in the same period.

•
During the second quarter, we announced that we had closed the transaction with The Coca-Cola Company to acquire its Remil franchise territory. The transaction is subject to the customary approval of the antitrust local authorities. The aggregate value of this transaction was US$364.1 million dollars. Founded in 1948 in Belo Horizonte, Remil sold 114 million unit cases of sparkling beverages, water, still beverages and beer in 2007. This franchise serves the cities of Belo Horizonte, Contagem, Curvelo, Divinópolis, Governador Valadares, Ipatinga, Juiz de Fora, Lavras, Leopoldina, Mariana, Montes Claros, Janaúba, and Petrópolis.

•
On May 6, 2008 Coca-Cola FEMSA paid a dividend in the amount of Ps. 945 million, representing Ps. 0.5120 for each ordinary share, equivalent to Ps. 5.12 per ADR, an increase of 12% in real terms as compared to the dividend paid for 2006.

CONFERENCE CALL INFORMATION

Our second-quarter 2008 Conference Call will be held on: July 23, 2008, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through July 30, 2008. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 23478878.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at June 30, 2008, which exchange rate was Ps. 10.3035 to US $ 1.00.

❖ ❖ ❖

(6 pages of tables to follow)

Consolidated Income Statement
Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007

	2Q 08	% Rev	2Q 07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%
Volume (million unit cases) (2)	552.9		535.9		3.2%	1,070.6		1,034.7		3.5%
Average price per unit case (2)	32.69		31.89		2.5%	32.66		31.87		2.5%
Net revenues	18,463		17,335		6.5%	35,678		33,495		6.5%
Other operating revenues (5)	81		37		118.9%	186		100		86.0%
Total revenues	18,544	100%	17,372	100%	6.7%	35,864	100%	33,595	100%	6.8%
Cost of sales	9,598	51.8%	9,066	52.2%	5.9%	18,625	51.9%	17,739	52.8%	5.0%
Gross profit	8,946	48.2%	8,306	47.8%	7.7%	17,239	48.1%	15,856	47.2%	8.7%
Operating expenses	5,777	31.2%	5,397	31.1%	7.0%	11,247	31.4%	10,502	31.3%	7.1%
Operating income	3,169	17.1%	2,909	16.7%	8.9%	5,992	16.7%	5,354	15.9%	11.9%
Other expenses, net	496		263		88.6%	683		401		70.3%
Interest expense	622		675		-7.9%	1,132		1,190		-4.9%
Interest income	149		175		-14.9%	285		320		-10.9%
Interest expense, net	473		500		-5.4%	847		870		-2.6%
Foreign exchange (gain) loss	(158)		(147)		7.5%	(207)		(49)		322.4%
(Gain) on monetary position in Inflationary subsidiries	(148)		(76)		94.7%	(260)		(272)		-4.4%
Market value gain on inefective derivative instruments	(116)		(92)		26.1%	(108)		(62)		74.2%
Integral result of financing	51		185		-72.4%	272		487		-44.1%
Income before taxes	2,622		2,461		6.5%	5,037		4,466		12.8%
Taxes	742		639		16.1%	1,495		1,316		13.6%
Consolidated net income	1,880		1,822		3.2%	3,542		3,150		12.4%
Majority net income	1,844	9.9%	1,775	10.2%	3.9%	3,444	9.6%	3,042	9.1%	13.2%
Minority net income	36		47		-23.4%	98		108		-9.3%
Operating income	3,169	17.1%	2,909	16.7%	8.9%	5,992	16.7%	5,354	15.9%	11.9%
Depreciation	450		410		9.8%	886		818		8.3%
Amortization and other non-cash charges (3)	300		340		-11.8%	618		690		-10.4%
EBITDA (4)	3,919	21.1%	3,659	21.1%	7.1%	7,496	20.9%	6,862	20.4%	9.2%
(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + depreciation, amortization & other non-cash charges.
(5) Since november 2007, we integrated Complejo Industrial CAN, S.A. (CICAN) a can bottling facility in Argentina.
(6) Since June 2008, we integrated Minas Gerais (Remil) in Brazil.

Consolidated Balance Sheet

Expressed in million of Mexican pesos, figures of 2007 are expresed with purchasing power as of December 31, 2007

Assets	Jun 08		Dec 07
Current Assets
Cash and cash equivalents	Ps.	4,965	Ps.	7,542
Total accounts receivable		4,215		4,706
Inventories		4,533		3,418
Prepaid expenses and other		3,057		1,792
Total current assets		16,770		17,458
Property, plant and equipment
Bottles and cases		1,395		1,175
Property, plant and equipment		39,117		37,420
Accumulated depreciation		(17,874)		(16,672)
Total property, plant and equipment, net		22,638		21,923
Investment in shares		1,532		1,476
Deferred charges, net		1,256		1,255
Intangibles assets and other assets		47,577		45,066
Total Assets	Ps.	89,773	Ps.	87,178

Liabilities and Stockholders' Equity		Jun 08		Dec 07
Current Liabilities
Short-term bank loans and notes	Ps.	4,237	Ps.	4,814
Interest payable		257		274
Suppliers		6,281		6,100
Other current liabilities		5,415		5,009
Total Current Liabilities		16,190		16,197
Long-term bank loans		14,407		14,102
Pension plan and seniority premium		648		993
Other liabilities		4,844		5,105
Total Liabilities		36,089		36,397
Stockholders' Equity
Minority interest		1,681		1,641
Majority interest
Capital stock		3,116		3,116
Additional paid in capital		13,333		13,333
Retained earnings of prior years		34,662		27,930
Net income for the period		3,444		6,908
Cumulative results of holding non-monetary assets		(2,552)		(2,147)
Total majority interest		52,003		49,140
Total stockholders' equity		53,684		50,781
Total Liabilities and Equity	Ps.	89,773	Ps.	87,178

Mexico Division
Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007

	2Q 08	% Rev	2Q 07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%
Volume (million unit cases)	308.9		300.4		2.8%	573.0		552.1		3.8%
Average price per unit case	29.20		29.14		0.2%	29.24		28.97		0.9%
Net revenues	9,020		8,753		3.1%	16,755		15,995		4.8%
Other operating revenues	27		16		68.8%	61		52		17.3%
Total revenues	9,047	100.0%	8,769	100.0%	3.2%	16,816	100.0%	16,047	100.0%	4.8%
Cost of sales	4,391	48.5%	4,230	48.2%	3.8%	8,201	48.8%	7,828	48.8%	4.8%
Gross profit	4,656	51.5%	4,539	51.8%	2.6%	8,615	51.2%	8,219	51.2%	4.8%
Operating expenses	2,798	30.9%	2,695	30.7%	3.8%	5,435	32.3%	5,171	32.2%	5.1%
Operating income	1,858	20.5%	1,844	21.0%	0.8%	3,180	18.9%	3,048	19.0%	4.3%
Depreciation, amortization & other non-cash charges (2)	411	4.5%	430	4.9%	-4.4%	842	5.0%	849	5.3%	-0.8%
EBITDA (3)	2,269	25.1%	2,274	25.9%	-0.2%	4,022	23.9%	3,897	24.3%	3.2%
(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other non-cash charges.

Latincentro Division
Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007

	2Q 08	% Rev	2Q 07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%
Volume (million unit cases)	129.5		131.0		-1.1%	259.7		259.6		0.0%
Average price per unit LCse	40.80		40.27		1.3%	41.03		40.30		1.8%
Net revenues	5,283		5,275		0.2%	10,655		10,462		1.8%
Other operating revenues	3		8		-62.5%	7		17		-58.8%
Total revenues	5,286	100.0%	5,283	100.0%	0.1%	10,662	100.0%	10,479	100.0%	1.7%
Cost of sales	2,852	54.0%	2,934	55.5%	-2.8%	5,776	54.2%	5,860	55.9%	-1.4%
Gross profit	2,434	46.0%	2,349	44.5%	3.6%	4,886	45.8%	4,619	44.1%	5.8%
Operating expenses	1,687	31.9%	1,721	32.6%	-2.0%	3,346	31.4%	3,373	32.2%	-0.8%
Operating income	747	14.1%	628	11.9%	18.9%	1,540	14.4%	1,246	11.9%	23.6%
Depreciation, amortization & other non-cash charges (2)	205	3.9%	215	4.1%	-4.7%	397	3.7%	446	4.3%	-11.0%
EBITDA (3)	952	18.0%	843	16.0%	12.9%	1,937	18.2%	1,692	16.1%	14.5%
(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other non-cash charges.

Mercosur Division
Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007
Financial figures include beer results

	2Q 08	% Rev	2Q 07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%
Volume (million unit cases) (2)	114.5		104.5		9.6%	237.9		223.0		6.7%
Average price per unit case (2)	32.93		29.29		12.4%	31.76		29.24		8.6%
Net revenues	4,160		3,307		25.8%	8,268		7,038		17.5%
Other operating revenues (5)	51		13		292.3%	118		31		280.6%
Total revenues	4,211	100.0%	3,320	100.0%	26.8%	8,386	100.0%	7,069	100.0%	18.6%
Cost of sales	2,355	55.9%	1,902	57.3%	23.8%	4,648	55.4%	4,051	57.3%	14.7%
Gross profit	1,856	44.1%	1,418	42.7%	30.9%	3,738	44.6%	3,018	42.7%	23.9%
Operating expenses	1,292	30.7%	981	29.5%	31.7%	2,466	29.4%	1,958	27.7%	25.9%
Operating income	564	13.4%	437	13.2%	29.1%	1,272	15.2%	1,060	15.0%	20.0%
Depreciation, amortization & other non-cash charges (3)	134	3.2%	105	3.2%	27.6%	265	3.2%	213	3.0%	24.4%
EBITDA (4)	698	16.6%	542	16.3%	28.8%	1,537	18.3%	1,273	18.0%	20.7%
(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + Depreciation, amortization & other non-cash charges.
(5) Since november 2007, we integrated Complejo Industrial CAN, S.A. (CICAN) a can bottling facility in Argentina.
(6) Since June 2008, we integrated Minas Gerais (Remil) in Brazil.

SELECTED INFORMATION

For the three months ended June 30, 2008 and 2007

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007

2Q 08
Capex	662.7
Depreciation	450.0
Amortization & Other non-cash charges	301.0

2Q 07
Capex	800.2
Depreciation	410.0
Amortization & Other non-cash charges	341.0

VOLUME
Expressed in million unit cases

	2Q 08					2Q 07
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	230.5	15.4	55.1	7.9	308.9	232.1	14.2	50.8	3.3	300.4
Central America	29.9	1.3	-	2.4	33.6	28.8	1.4	-	1.8	32.0
Colombia	41.5	2.1	2.6	0.6	46.8	42.0	2.5	2.6	0.6	47.7
Venezuela	44.8	2.8	-	1.5	49.1	46.2	3.0	-	2.1	51.3
Latincentro	116.2	6.2	2.6	4.5	129.5	117.0	6.9	2.6	4.5	131.0
Brazil	68.6	4.3	-	1.4	74.3	61.6	4.2	-	1.1	66.9
Argentina	38.2	0.6	-	1.4	40.2	36.2	0.2	-	1.2	37.6
Mercosur	106.8	4.9	-	2.8	114.5	97.8	4.4	-	2.3	104.5
Total	453.5	26.5	57.7	15.2	552.9	446.9	25.5	53.4	10.1	535.9
(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

SELECTED INFORMATION

For the six months ended June 30, 2008 and 2007

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007

YTD 08
Capex	1,184.1
Depreciation	886.0
Amortization & Other non-cash charges	618.0

YTD 07
Capex	1,367.3
Depreciation	818.0
Amortization & Other non-cash charges	690.0

VOLUME
Expressed in million unit cases

	YTD 08					YTD 07
	CSD	Water	Jug Water	Other	Total	CSD	Water (1)	Jug Water	Other	Total
Mexico	433.9	29.1	97.1	12.9	573.0	429.0	24.8	92.4	5.9	552.1
Central America	59.4	2.8	-	4.4	66.6	56.9	2.9	-	3.7	63.5
Colombia	82.7	4.9	5.1	1.3	94.0	83.7	5.3	5.4	1.2	95.6
Venezuela	90.6	5.5	-	3.0	99.1	90.6	5.5	-	4.4	100.5
Latincentro	232.7	13.2	5.1	8.7	259.7	231.2	13.7	5.4	9.3	259.6
Brazil	137.6	9.7	-	2.5	149.8	127.3	9.9	-	2.3	139.5
Argentina	83.9	1.1	-	3.1	88.1	80.6	0.3	-	2.6	83.5
Mercosur	221.5	10.8	-	5.6	237.9	207.9	10.2	-	4.9	223.0
Total	888.1	53.1	102.2	27.2	1,070.6	868.1	48.7	97.8	20.1	1,034.7

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

Volume of Brazil, Mercosur division, and Consolidated for quarterly and six months results, includes one month of Remil’s operation, which is 7.5 million unit cases.

June 2008
Macroeconomic Information

	Inflation (1)			Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	YTD	2Q 2008	June 08	Dec 07	June 07

Mexico	5.25%	2.03%	0.53%	10.2841	10.8662	10.7926
Colombia	7.18%	6.02%	2.52%	1,923.0200	2,014.7600	1,960.6100
Venezuela (3)	30.75%	15.06%	7.47%	2.1500	2,150	2,100
Argentina	9.27%	4.64%	2.04%	3.0250	3.1490	3.0930
Brazil	7.28%	4.26%	2.53%	1.5919	1.7713	1.9262

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2) Exchange rates at the end of period are the official exchange rates published by the Central Bank of each country.
(3) In Venezuela since January 1, 2008, the local currency is 'Bolivar Fuerte', 'Bolivar' the former currency, was divided by one thousand.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date: July 28, 2008